Exhibit 99.1

SAG Holdings Limited CHANGE ITS NAME TO INNEOVA HOLDINGS LIMITED

Corporate Rebranding Marks New Era of Engineering Excellence and Sustainable Solutions

SINGAPORE, April 25, 2025 (GlobeNewswire) – SAG Holdings Limited today announced that it has changed its name to INNEOVA Holdings Limited (“INNEOVA Holdings” or the “Company”), (Nasdaq: SAG; new trading symbol INEO). INNEOVA Holdings is a Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines. The name change is part of the Company’s comprehensive rebranding, and was approved by its shareholders on March 31, 2025. The Company trades on the Nasdaq Capital Market and is changing its symbol from SAG to INEO, effective as of April 28, 2025.

The Company is adopting the INNEOVA brand globally, reflecting its enhanced focus on engineering excellence and innovative solutions and is a key part of the Company’s transformation strategy.

“This rebranding marks a pivotal moment in our company’s evolution,” said Jimmy Neo, Chief Executive Officer of INNEOVA Holdings Limited. “The INNEOVA name represents engineering excellence and innovation, values that perfectly align with our strategic vision. By adopting this powerful brand identity across our global operations, we are positioning ourselves to better serve our customers and capture new opportunities in sustainable engineering solutions.”

About INNEOVA Holdings

INNEOVA Holdings (formerly known as SAG Holdings Limited) is a leading Singapore-based distributor dedicated to supplying high-quality spare parts across a wide range of industries.

On-Highway Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

Off-Highway Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

Our unwavering commitment to quality ensures customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.inneova.co.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and SAG Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com